UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

- -- - - - x

UNITED STATES OF AMERICA   :

                                                              14 Cr. _____

            - v. -   :

BNP PARIBAS, S.A.,   :

            Defendant.   :

- -- - - - - x

STATEMENT OF FACTS

The parties stipulate that the allegations in Count One of the Federal Information, the

allegations in Counts One and Two of the New York State Superior Court Information, and the

following facts are true and correct, and that had the matter gone to trial, the United States and

New York State would have proved them beyond a reasonable doubt:

1.   BNP Paribas S.A. ("BNPP"), the defendant, is the largest bank in France and one

of the five largest banks in the world in terms of total assets. It has approximately 190,000

employees and more than 34 million customers around the world. BNPP's headquarters are

located in Paris, France ("BNPP Paris"), and BNPP has subsidiaries, affiliates and branches in

many countries throughout the world, including branch offices in the United States

headquartered in New York, New York ("BNPP New York"), and a subsidiary based in Geneva,

Switzerland, incorporated as BNPP Paribas (Suisse) S.A. ("BNPP Geneva"). One of BNPP's

core businesses is its Corporate and Investment Bank ("CIB"). Among other activities, CIB

provides clients with financing in the form of letters of credit and syndicated loans. A significant

part of this financing occurs within a CIB business line formerly called Energy Commodities

Export Project ("ECEP") that focuses on, among other things, providing financing related to oil,

petroleum gas and other commodities.

U.S. Sanctions Laws

2.   Pursuant to U.S. law, financial institutions, including BNPP, are prohibited from participating in certain financial transactions involving persons, entities and countries subject to U.S. economic sanctions. The United States Department of the Treasury's Office of Foreign Assets Control ("OFAC") promulgates regulations to administer and enforce U.S. laws governing economic sanctions, including regulations for sanctions related to specific countries, as well as sanctions related to Specially Designated Nationals ("SDNs"). SDNs are individuals and companies specifically designated as having their assets blocked from the U.S. financial system by virtue of being owned or controlled by, or acting for or on behalf of, targeted countries, as well as individuals, groups, and entities, such as terrorists and narcotics traffickers, designated under sanctions programs that are not country-specific.

Sudan Sanctions

3.   In November 1997, President Clinton, invoking the authority, *inter alia*, of the International Emergency Economic Powers Act ("IEEPA"), Title 50, United States Code, Section 1701 et seq., issued Executive Order 13067, which declared a national emergency with respect to the policies and actions of the Government of Sudan, "including continued support for international terrorism; ongoing efforts to destabilize neighboring governments; and the prevalence of human rights violations, including slavery and the denial of religious freedom." Exec. Order No. 13067 (Nov. 3, 1997). Executive Order 13067 imposed trade sanctions with respect to Sudan and blocked all property, and interests in property, of the Government of Sudan in the United States or within the possession or control of U.S. persons.[1]

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[1] The international community also recognized the threat posed by the policies and actions of the Government of Sudan. In 2005, the United Nations Security Council recognized "the dire consequences of the prolonged conflict for the civilian population in the Darfur region as well as throughout Sudan," the "violations of human rights and

4.   In October 2006, President Bush, also pursuant to IEEPA, issued Executive Order 13412, which further strengthened the sanctions against Sudan. Executive Order 13412 cited the "continuation of the threat to the national security and foreign policy of the United States created by certain policies and actions of the Government of Sudan that violate human rights, in particular with respect to the conflict in Darfur, where the Government of Sudan exercises administrative and legal authority and pervasive practical influence, and due to the threat to the national security and foreign policy of the United States posed by the pervasive role played by the Government of Sudan in the petroleum and petrochemical industries in Sudan . . . ." Exec. Order No. 13412 (Oct. 13, 2006).

5.   Under Executive Orders 13067 and 13412 and related regulations promulgated by OFAC pursuant to IEEPA, it is unlawful to export goods and services from the United States, including U.S. financial services, to Sudan without a license from OFAC. Under these Executive Orders and regulations, virtually all trade and investment activities involving the U.S. financial system, including the processing of U.S. dollar transactions through the United States, were prohibited.

6.   Pursuant to Title 50, United States Code, Section 1705, it is a crime to willfully violate, attempt to violate, conspire to violate, or cause a violation of regulations issued pursuant to IEEPA, including the U.S. sanctions against Sudan.

7.   Pursuant to New York State Penal Law section 175.10, it is a felony to Falsify Business Records, pursuant to New York State Penal Law section 175.05, when it is done with the intent to commit another crime or to aid or conceal the commission of a crime.

international humanitarian law in the Darfur region," and the "failure of the Government of Sudan to disarm Janjaweed militiamen and apprehend and bring to justice Janjaweed leaders and their associates who have carried out human rights and international humanitarian law violations and other atrocities." U.N. Security Council Resolution 1591 (Mar. 29, 2005).

Iran Sanctions

8.   In March 1995, President Clinton, pursuant to IEEPA, issued Executive Order 12957, finding that "the actions and policies of the Government of Iran constitute an unusual and extraordinary threat to the national security, foreign policy, and economy of the United States" and "declare[d] a national emergency to deal with that threat." United States economic sanctions against Iran were strengthened in May 1995 and August 1997 pursuant to Executive Orders 12959 and 13059. These Executive Orders and related regulations promulgated by OFAC prohibited virtually all trade and investment activities between the United States and Iran. With the exception of certain exempt or authorized transactions, OFAC regulations implementing the Iranian sanctions generally prohibited the export of services to Iran from the United States. One such exemption, which was in effect until November 2008, permitted U.S. banks to act as an intermediary bank for U.S. dollar transactions related to Iran between two non-U.S., non-Iranian banks (the "U-Turn" exemption). The U-Turn exemption applied only to sanctions regarding Iran, and not to sanctions against Sudan, Cuba or other countries or entities.

9.   Pursuant to Title 50, United States Code, Section 1705, it is a crime to willfully violate, attempt to violate, conspire to violate, or cause a violation of regulations issued pursuant to IEEPA, including the U.S. sanctions against Iran.

10.   Pursuant to New York State Penal Law section 175.10, it is a felony to Falsify Business Records, pursuant to New York State Penal Law section 175.05, when it is done with the intent to commit another crime or to aid or conceal the commission of a crime.

Cuba Sanctions

11.   Beginning with Executive Orders issued in 1960 and 1962, which found that the actions of the Government of Cuba threatened U.S. national and hemispheric security, the United States has maintained an economic embargo against Cuba through the enactment of various laws

and regulations. Pursuant to the Trading with the Enemy Act ("TWEA"), 12 U.S.C. § 95a

et seq., OFAC has promulgated a series of regulations that prohibit virtually all financial and

commercial dealings with Cuba, Cuban businesses, and Cuban assets.

12.   Pursuant to Title 31, Code of Federal Regulations, Section 501.701, it is a crime

to willfully violate regulations issued under TWEA.

13.   Pursuant to New York State Penal Law section 175.10, it is a felony to Falsify

Business Records, pursuant to New York State Penal Law section 175.05, when it is done with

the intent to commit another crime or to aid or conceal the commission of a crime.

Overview of the Conspiracy

14.   From at least 2004 up through and including 2012, BNPP, the defendant,

conspired with banks and other entities located in or controlled by countries subject to U.S.

sanctions, including Sudan, Iran and Cuba ("Sanctioned Entities"), other financial institutions

located in countries not subject to U.S. sanctions, and others known and unknown, to knowingly,

intentionally and willfully move at least $8,833,600,000 through the U.S. financial system on

behalf of Sanctioned Entities in violation of U.S. sanctions laws, including transactions totaling

at least $4.3 billion that involved SDNs.

15.   In carrying out these illicit transactions, BNPP's agents and employees were

acting within the scope of their duties which were intended, at least in part, to benefit BNPP.

Means and Methods of the Conspiracy

16.   Among the means and methods by which BNPP and its co-conspirators carried

out the conspiracy were the following:

a.   BNPP intentionally used a non-transparent method of payment messages,

known as cover payments, to conceal the involvement of Sanctioned Entities in U.S. dollar transactions processed through BNPP New York and other financial institutions in the United States.

b.   BNPP worked with other financial institutions to structure payments in highly complicated ways, with no legitimate business purpose, to conceal the involvement of Sanctioned Entities in order to prevent the illicit transactions from being blocked when transmitted through the United States.

c.   BNPP instructed other co-conspirator financial institutions not to mention the names of Sanctioned Entities in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

d.   BNPP followed instructions from co-conspirator Sanctioned Entities not to mention their names in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

e.   BNPP removed information identifying Sanctioned Entities from U.S. dollar payment messages in order to conceal the involvement of Sanctioned Entities from BNPP New York and other financial institutions in the United States.

Violations of the Sudanese Sanctions

Overview

17.   From 2002 up through and including 2007, BNPP, predominantly through its Swiss-based subsidiary, BNPP Geneva, conspired with numerous Sudanese banks and entities as well as financial institutions outside of Sudan to violate the U.S. embargo by providing Sudanese banks and entities access to the U.S. financial system. During the course of its illicit conduct, BNPP processed thousands of U.S. dollar denominated financial transactions with Sanctioned Entities, with a total value well in excess of $6 billion, including transactions involving 18 Sudanese SDNs, six of which were BNPP clients. The Sudanese SDN transactions processed by

BNPP had a value of approximately $4 billion, and the vast majority of these SDN transactions involved a financial institution owned by the Government of Sudan ("Sudanese Government Bank 1"), despite the Government of Sudan's role in supporting international terrorism and committing human rights abuses during this time period.

18.   BNPP carried out transactions with Sanctioned Entities and evaded the U.S. embargo through several means. One such method, which enabled BNPP to manage or finance billions of dollars' worth of U.S. dollar denominated letters of credit for Sudanese entities, involved deliberately modifying and omitting references to Sudan in the payment messages accompanying these transactions to prevent the transactions from being blocked when they entered the United States. Another method, described more fully below, entailed moving illicit transactions through unaffiliated "satellite banks" in a way that enabled BNPP to disguise the involvement of Sanctioned Entities in U.S. dollar transactions. As a result of BNPP's conduct, the Government of Sudan and numerous banks connected to the Government of Sudan, including SDNs, were able to access the U.S. financial system and engage in billions of dollars' worth of U.S. dollar-based financial transactions, significantly undermining the U.S. embargo.

BNPP's Critical Role in the Sudanese Economy and in Providing Sudan Access to the U.S. Financial System

19.   In 1997, shortly after the imposition of U.S. sanctions against Sudan, BNPP Geneva agreed to become the sole correspondent bank in Europe for Sudanese Government Bank 1, which, as noted above, was designated by OFAC as an SDN. Sudanese Government Bank 1 then directed all major commercial banks located in Sudan to use BNPP Geneva as their primary correspondent bank in Europe. As a result, all or nearly all major Sudanese banks had U.S. dollar accounts with BNPP Geneva. In addition to processing U.S. dollar transactions, in 2000, BNPP Geneva also developed a business in letters of credit for the Sudanese banks. Due

to its role in financing Sudan's export of oil, BNPP Geneva took on a central role in Sudan's foreign commerce market. By 2006, letters of credit managed by BNPP Geneva represented approximately a quarter of all exports and a fifth of all imports for Sudan. Over 90% of these letters of credit were denominated in U.S. dollars. In addition, the deposits of Sudanese Government Bank 1 at BNPP Geneva represented about 50% of Sudan's foreign currency assets during this time period.

20.   BNPP's central role in providing Sudanese financial institutions access to the U.S. financial system, despite the Government of Sudan's role in supporting terrorism and committing human rights abuses, was recognized by BNPP employees. For example, in 2004, a manager at BNPP Geneva described in an email the political environment in Sudan as "dominated by the Darfur crisis" and called it a "humanitarian catastrophe." In April 2006, a senior BNPP Paris compliance officer stated in a memorandum that "[t]he growth of revenue from oil is unlikely to help end the conflict [in Darfur], and it is probable that Sudan will remain torn up by insurrections and resulting repressive measures for a long time." In March 2007, another senior BNPP Paris compliance officer reminded other high-level BNPP compliance and legal employees that certain Sudanese banks with which BNPP dealt "play a pivotal part in the support of the Sudanese government which . . . has hosted Osama Bin Laden and refuses the United Nations intervention in Darfur." A few months later, in May 2007, a BNPP Paris executive with responsibilities for compliance across all BNPP branches warned in a memorandum that: "In a context where the International Community puts pressure to bring an end to the dramatic situation in Darfur, no one would understand why BNP Paribas persists [in Sudan] which could be interpreted as supporting the leaders in place."

BNPP's Methods of Evading U.S. Sanctions Against Sudan

21.   Financial institutions in the United States that process U.S. dollar transactions

from overseas, including BNPP New York, utilize sophisticated filters designed to identify and

block any transactions involving Sanctioned Entities. The filters generally work by screening

wire transfer messages for any reference to (a) countries under U.S. embargo such as Sudan, Iran

and Cuba; (b) all entities and individuals identified by OFAC as SDNs; and (c) any words or

numbers in wire messages that would indicate that the transaction being processed through the

United States involved Sanctioned Entities.

22.   In order to avoid having transactions identified and blocked by filters at banks in

the United States, beginning at least as early as 2002 and continuing through 2007, BNPP agreed

with Sanctioned Entities in Sudan not to mention their names in U.S. dollar transactions

processed through the United States. For example, when conducting U.S. dollar business with

BNPP, the Sanctioned Entities frequently instructed BNPP not to mention the names of the

Sanctioned Entities in wire transfer messages, which BNPP then agreed to do. In many

instances, the instructions specifically referenced the U.S. embargo. For example: "due to the

US embargo on Sudan, please [debit our U.S. dollar account] without mentioning our name in

your payment order" and "transfer the sum of USD 900,000 . . . without mentioning our name –

repeat without mentioning our name under swift confirmation to US." Such payment messages

frequently bore stamps from BNPP employees stating: "ATTENTION: US EMBARGO." At

times, BNPP front office employees directed BNPP back office employees processing

transactions with Sudanese Sanctioned Entities to omit any reference to Sudan: "! Payment in $

to [French Bank 1] without mentioning Sudan to N.Y. !!!" Indeed, until 2004, BNPP's internally

published policy for processing U.S. dollar payments involving Sudan stated: "Do not list in any case the name of Sudanese entities on messages transmitted to American banks or to foreign

banks installed in the U.S."

23.   In addition to omitting references to Sudan in U.S. dollar payment messages,

another method used by BNPP Geneva to evade the U.S. embargo against Sudan involved, as

noted above, the use of unaffiliated, non-Sudanese, non-U.S. banks (referred to internally at

BNPP Geneva as "satellite banks") to help disguise the true nature of transactions with

sanctioned Sudanese banks. BNPP Geneva began its relationship with many of these satellite

banks shortly after the imposition of U.S. sanctions against Sudan in 1997, and the vast majority

of the satellite banks' business with BNPP Geneva involved facilitating U.S. dollar payments for

sanctioned Sudanese banks.

24.   Specifically, BNPP Geneva utilized the satellite banks in a two-step process

designed to enable BNPP Geneva's Sudanese clients to evade U.S. sanctions. In the first step, a

Sudanese bank seeking to move U.S. dollars out of Sudan transferred funds internally within

BNPP Geneva to a BNPP Geneva account specifically maintained by a satellite bank to facilitate

U.S. dollar transfers from Sudan. In the second step, the satellite bank transferred the money to

the Sudanese bank's intended beneficiary through a U.S. bank without reference to the Sudanese

bank. As a result, to the U.S. bank, it appeared that the transaction was coming from the satellite

bank rather than a Sudanese bank. A similar process enabled sanctioned Sudanese banks to

receive U.S. dollars without being detected: the originator of the transaction sent a wire transfer

through the United States to the satellite bank's account at BNPP Geneva without reference to

Sudan, and the satellite bank then transferred the money to the Sudanese bank via internal

transfer at BNPP Geneva. Moreover, in order to further disguise the true nature of the satellite

bank transactions, employees at BNPP Geneva frequently worked with the satellite banks to wait between one and two days after the internal transfer before making a dollar-for-dollar, transaction-by-transaction clear of funds through the United States, artificially delinking the U.S. transfer of funds from the prior transfer involving the satellite banks so that financial institutions in the United States and U.S. authorities would be unable to link the payments to the involved Sanctioned Entity. In fact, BNPP employees internally proposed getting the satellite banks "accustom[ed] . . . to spacing out the gap between covers they execute with their U.S. correspondents to the extent possible." Ultimately, BNPP Geneva successfully used the satellite bank structure – which had no business purpose other than to help BNPP's Sudanese clients evade the U.S. embargo – to process thousands of U.S. dollar transactions, worth billions of dollars in total, for Sudanese Sanctioned Entities without having the transactions identified and blocked in the United States.

25.   The use of satellite banks to facilitate U.S. dollar transactions with Sudanese Sanctioned Entities was widely known within BNPP Geneva. For example, in a 2004 email to a BNPP Geneva employee, a satellite bank requested "to open an account at BNP Paribas Genev[a] to be used mainly for the USD Transfers to and from Sudanese Banks." This e-mail was forwarded to another BNPP Geneva employee who recommended opening the account, as "the opening of this account fits in the framework of our activity in Sudan." Referencing this exchange, another BNPP Geneva employee commented that: "we have advised [this satellite bank] for a long time to open a VOSTRO account to facilitate the transactions which this institution has with countries with which we are also active."

26.   BNPP's compliance personnel were also aware of BNPP's use of satellite banks to process transactions with Sanctioned Entities. For example, a 2005 compliance report described the scheme as follows:

The main activity of certain BNPP customers is to domicile cash flows in USD on our books on behalf of Sudanese banks. These arrangements were put in place in the context of the U.S. embargo against Sudan. . . . The accounts of these banks were therefore opened with the aim of "facilitating transfers of funds in USD for Sudanese banks." This comment was made on the account opening application forms of these banks. The funds in question were then transferred, on the same day, or at the latest D+1 or 2 by the [satellite banks] to [U.S. correspondent banks].

Involvement of Senior Officials at BNPP Geneva and BNPP Paris

27. BNPP Geneva's methods of evading U.S. sanctions against Sudan – including the omission of references to Sudan from wire messages involving Sanctioned Entities and the use of satellite banks to process transactions for sanctioned Sudanese banks – were known to and condoned by senior compliance and business managers at both BNPP Geneva and BNPP Paris. As early as 2003, for example, after a visit to Geneva, a senior BNPP Paris compliance officer conveyed to BNPP CIB executives in Paris that BNPP Geneva was routinely employing a cover payment method that omitted the names of Sanctioned Entities from U.S. dollar payment messages to prevent the transactions from being discovered in the United States. The senior compliance officer observed that "in practice, in all kinds of ways, the headers of messages seem to have been amended in Geneva." In fact, an analysis of the payment messages during the relevant time period shows that BNPP Geneva processed payments involving Sanctioned Entities differently than those involving non-sanctioned entities in order to hide the Sanctioned Entity's identity.

28. In 2004, the Federal Reserve Bank of New York ("FRB-NY") and the New York State Banking Department (now known as the New York State Department of Financial Services) ("DFS") identified systemic failures in BNPP's compliance with the Bank Secrecy Act, and specifically highlighted deficiencies in BNPP New York's monitoring of transactions with overseas clients, including the processing of U.S. dollar transactions for overseas clients. In

response to the regulatory inquiries, in September 2004, BNPP agreed to enter into a Memorandum of Understanding (the "MOU") with the FRB-NY and DFS that required, among other things, that BNPP New York improve its systems for compliance with U.S. bank secrecy and sanctions laws.

29.   Shortly after BNPP entered into the MOU, two senior BNPP Paris executives and BNPP Geneva executives met in Geneva to discuss how "embargoes against sensitive countries (Sudan, Libya, Syria . . .)" affected BNPP's business and operational issues with respect to sensitive countries. At that meeting, the executives decided to switch to an unaffiliated bank in the United States ("U.S. Bank 1") to process payments for countries subject to U.S. sanctions. Following that meeting, BNPP Geneva employees were instructed to have U.S. dollar payments involving Sanctioned Entities cleared through U.S. Bank 1 instead of BNPP New York.

30.   The decision to switch dollar clearing involving Sanctioned Entities to U.S. Bank 1 was at least in part an attempt to decrease BNPP New York's exposure to enforcement actions by U.S. authorities, as indicated in meeting minutes outlining the new policy for U.S. dollar payments involving sanctioned countries: "the cover payments are to be executed via [U.S. Bank 1], such following problems BNP NY encountered with the U.S. authorities." In implementing the switch to U.S. Bank 1, BNPP relied on incorrect advice that outside counsel ("U.S. Law Firm 1") provided, which suggested that BNPP may have been able to protect itself from being penalized by U.S. authorities if it conducted these prohibited transactions through another U.S. bank. This was memorialized in a legal memorandum in October 2004. From 2004 through 2007, the vast majority of BNPP Geneva's transactions involving Sudanese Sanctioned Entities were cleared through U.S. Bank 1 using a payment method that concealed from U.S. Bank 1 the involvement of Sanctioned Entities in the transactions. Thus, as evidenced in a January 2006

email, "the problem" of clearing U.S. dollar transactions involving Sanctioned Entities was "in some ways shifted onto [U.S. Bank 1] Switzerland, which has the advantage of being a U.S. Bank."

31.   In the months and years that followed the decision to use U.S. Bank 1 as BNPP Geneva's principal means for clearing U.S. dollar transactions with Sanctioned Entities, senior BNPP compliance and legal personnel repeatedly recognized BNPP's role in circumventing U.S. sanctions against Sudan, and yet allowed these transactions to continue in part because of their importance to BNPP's business relationships and "goodwill" in Sudan. In July 2005, for example, a BNPP Geneva employee noted how high-level business managers at BNPP were aware of and supported the transactions involving Sudan: "the general management of CIB has encouraged us to follow this [the satellite bank] model . . . . The working of this whole mechanism is coordinated with CIB/ECEP Compliance. . . . I consider it most advisable to maintain these accounts which support our vision and our position regarding our goodwill in the Sudan." In late 2005, a Paris compliance officer drafted a memo that highlighted BNPP Geneva's business with Sudan: "It seemed necessary to us to harmonize the practices and circuits of Geneva and Paris, particularly given [BNPP Geneva's] exposure to embargoes, in particular due to:

- The privileged and historical relationship maintained with institutions in countries under total US trade embargo (Sudan).

- The practices for circumventing embargoes of some groups, in particular US groups."

With respect to the U.S. embargo of Sudan, the Paris compliance officer concluded that "Client managers have, however, been made aware of the embargoes and are supposed to turn to Compliance when they have a problem of interpretation."

32.   On certain occasions, senior compliance and legal personnel expressed concerns about BNPP's continued business with Sudanese Sanctioned Entities, but were rebuffed. In August 2005, for example, a senior compliance officer at BNPP Geneva expressed concern about the use of satellite banks and emphasized the unusual nature of these operations given the fact that BNPP Geneva was not typically in the business of providing correspondent banking services. In an email sent to legal, business and compliance personnel at BNPP Geneva, the senior compliance officer warned: "As I understand it, we have a number of Arab Banks (nine identified) on our books that only carry out clearing transactions for Sudanese banks in dollars. . . . This practice effectively means that we are circumventing the US embargo on transactions in USD by Sudan." In response to another e-mail voicing the same concern, a high-level Geneva employee explained that these transactions had the "full support" of management at BNPP Paris:

> I see that certain questions are coming back to the surface on the way in which we are processing these transactions. I remember when you . . . made me meet the Minister of Finance of Sudan and the President of the [Sudanese Government Bank 1], it had been specified that all business activity – meaning in passing – the Minister and the President had shown themselves to be very satisfied – and it had received the full support of our General Management in Paris.

33.   In September 2005, senior compliance officers at BNPP Geneva arranged a meeting of BNPP executives "to express, to the highest level of the bank, the reservations of the Swiss Compliance office concerning the transactions executed with and for Sudanese customers." The meeting was attended by several senior BNPP Paris and Geneva executives. At

the meeting, a senior BNPP Paris executive dismissed the concerns of the compliance officials and requested that no minutes of the meeting be taken.

BNPP's Knowledge of Its Illicit Conduct

34.   In interviews with outside counsel for BNPP, several BNPP employees who were involved in or had knowledge of BNPP's business with Sudan claimed that they did not believe that U.S. sanctions laws applied or could be applied to foreign banks, particularly if transactions involving Sanctioned Entities were processed through an unaffiliated U.S. bank, as opposed to BNPP New York. This view of the reach of U.S. sanctions, while incorrect, was supported in part by a legal memorandum from U.S. Law Firm 1 received by BNPP in October 2004 regarding the general applicability of U.S. sanctions (the "2004 Legal Opinion"). The 2004 Legal Opinion made it clear that U.S. sanctions laws did, in fact, apply to all U.S. dollar transactions cleared in the United States, including those initiated by foreign banks. However, the opinion also suggested that U.S. authorities might not be able to penalize BNPP itself for participating in prohibited transactions if no U.S. branch of BNPP was involved. Specifically, the opinion stated that "transactions between non-U.S. parties cleared by U.S. banking institutions (including BNPP's New York branch) are subject to the provisions in OFAC's sanctions regimes against Cuba, Iran, Syria and Sudan, and to penalties for any violations of these regulations." However, "[i]f a non-U.S. BNPP entity were to initiate a U.S. dollar payment to a payee domiciled in Cuba, Sudan or Iran through a U.S. bank not affiliated with BNPP, U.S. sanctions should not apply to BNPP (assuming no involvement by any U.S. person of BNPP), but U.S. sanctions would call for the payment to be frozen or blocked by the U.S. bank." Senior legal and business officials at BNPP have claimed that, pursuant to this legal opinion, they believed that BNPP would not face penalties under U.S. sanctions laws so long as transactions

with Sanctioned Entities cleared through U.S. Bank 1 or another unaffiliated bank, and not through BNPP New York.

35.   However, to the extent that BNPP employees relied on this 2004 legal opinion to justify BNPP's conduct regarding Sudan, by the summer of 2006, it became clear that BNPP could not, in fact, escape the reach of U.S. sanctions simply by having transactions cleared through an unaffiliated U.S. bank. In May 2006, BNPP received an additional legal opinion from a U.S. law firm ("U.S. Law Firm 2"), which specifically warned BNPP that if the bank were to omit relevant identifying information in U.S. dollar payments sent to the United States, with the objective of avoiding U.S. economic sanctions, BNPP could be subjecting itself to various U.S. criminal laws. In March and June 2006, BNPP received two additional legal opinions from U.S. Law Firm 1, which informed BNPP that (a) U.S. sanctions could apply to BNPP even when the transactions were processed by U.S. Bank 1 instead of BNPP New York, and (b) U.S. authorities had become especially sensitive to the use of "cover payments" by foreign banks that omitted underlying descriptive details about the nature of transactions, and advised BNPP to "ensure that they have adequate procedures in place to guard against any abuses of cover payment messages that could cause their U.S. operations to engage in prohibited transactions under U.S. sanctions." In July 2006, BNPP issued a policy across all its subsidiaries and branches that acknowledged the applicability of U.S. sanctions to non-U.S. banks. The policy stated that "if a transaction is denominated in USD, financial institutions outside the United States must take American sanctions into account when processing their transactions."

36.   Accordingly, by July 2006 at the latest, it was clear that BNPP could no longer justify its transactions with Sanctioned Entities based upon an incorrect assertion that U.S. sanctions law did not apply to banks located outside the United States. Nevertheless, BNPP

continued to willfully process thousands of transactions with Sanctioned Entities through the United States for nearly another year, with a total value in excess of $6 billion – while taking steps to hide the true nature of these transactions from both BNPP New York and other U.S. correspondent banks.

37.   BNPP continued to process transactions involving Sudanese Sanctioned Entities – despite being well aware that its conduct violated U.S. law – because the business was profitable and because BNPP Geneva did not want to risk its longstanding relationships with Sudanese clients. For example, in a July 2006 Credit Committee Meeting of BNPP's general management, despite expressing a concern about BNPP's role in processing U.S. dollar transactions with Sudanese Sanctioned Entities BNPP's senior compliance personnel signed off on the continuation of the transactions. An email summarizing that meeting explained that "[t]he relationship with this body of counterparties is a historical one and the commercial stakes are significant. For these reasons, Compliance does not want to stand in the way of maintaining this activity for ECEP and [BNPP Geneva] . . . . Compliance has also issued the following recommendations: . . . Strictly respect the U.S. embargo, the protection of 'US. citizens' and the E.U. embargo. Do not tolerate any favor or arrangement within these rules." Compliance's recommendations were not followed.

38.   In November 2006, three BNPP Geneva employees drafted a memorandum that explained: "the 'clearing' activity of USD correspondents . . . is of real significance in relation to our activity in Sudan. . . . The fundamental importance of these [satellite bank] accounts lies in the fact that they allow us to receive incoming funds from Sudanese banks as cover for their commercial transactions on our books . . . . Moreover . . . we maintain commercial relations with these [satellite] banks which offer significant commercial potential, not only in connection

with Sudan." In February 2007, a senior BNPP Paris compliance officer specifically recognized the significance of the Sudanese business for BNPP Geneva:

> For many years, the Sudan has traditionally generated a major source of business for BNPP Geneva including transactions such as investment held on deposit. The existence of a dedicated desk for this region, GC8, for which the Sudan is one of the largest customers, relationships developed with directors of Sudanese financial institutions and traditional practices have over the years led to a major source of income, which is now recurring income.

39.   At the same time that compliance and business personnel within BNPP were emphasizing the importance of the Sudanese business to BNPP Geneva's operations, certain senior compliance officers at BNPP Paris made appeals to BNPP Geneva to discontinue the U.S. dollar business with Sudan. In February 2007, for example, a senior BNPP Paris compliance officer told business managers at BNPP Geneva that U.S. dollar transactions cleared through unaffiliated U.S. banks could be viewed as a "serious breach." Similarly a BNPP Geneva compliance officer wrote to BNPP Paris and BNPP Geneva executives that the use of U.S. Bank 1 to process transactions with Sanctioned Entities could be interpreted as a "grave violation." Despite these warnings, the transactions continued.

40.   In May 2007, senior officials at OFAC met with executives at BNPP New York and expressed concern that BNPP Geneva was conducting U.S. dollar business with Sudan in violation of U.S. sanctions. Shortly after this meeting, OFAC requested that BNPP conduct an internal investigation into transactions with Sudan initiated by BNPP Geneva that may have violated U.S. sanctions, and asked that BNPP report its findings to OFAC. It was not until this intervention by OFAC that BNPP made the decision, in June 2007, to stop its U.S. dollar business with Sudan.

41.   BNPP's willingness to engage in U.S. dollar transactions involving Sudan significantly undermined the U.S. embargo and provided the Sudanese government and

Sudanese banks with access to the U.S. financial system that they otherwise would not have had. Even after July 2006, when it became clear to BNPP that its U.S. dollar transactions with Sudanese Sanctioned Entities were illegal, and that U.S. law did in fact apply to BNPP's conduct, BNPP continued to process U.S. dollar transactions with Sudanese Sanctioned Entities for nearly another year. Only after OFAC launched an inquiry into the Sudanese transactions in the spring of 2007 did BNPP cease this activity. From July 2006 until BNPP ended its Sudanese business in June 2007, BNPP knowingly, intentionally and willfully processed a total of approximately $6.4 billion in illicit U.S. dollar transactions involving Sudan.

Violations of the Iranian Sanctions

42.   From 2006 to 2012, BNPP Paris processed payments on behalf of a client ("Iranian Controlled Company 1") in connection with three letters of credit that facilitated the provision of liquefied petroleum gas ("LPG") to an entity in Iraq.

43.   While Iranian Controlled Company 1 was registered as a corporation in Dubai, it was controlled by an Iranian energy group based in Tehran, Iran ("Iranian Energy Group 1"). BNPP's "know your customer" ("KYC") documentation on Iranian Controlled Company 1 showed that it was 100% owned by Iranian Energy Group 1. BNPP's documentation also showed that Iranian Energy Group 1, and in turn Iranian Controlled Company 1, was 100% owned by an Iranian citizen.

44.   The transactions involving Iranian Controlled Company 1 began in approximately December 2006, at a time when the U-Turn Exemption permitted certain transactions involving Iranian entities so long as those transactions were between two non-U.S., non-Iranian banks. BNPP's transactions involving Iranian Controlled Company 1 initially complied with the U-Turn Exemption. BNPP issued its "Revised Group Policy on Iran" on September 24, 2007, and OFAC revoked the U-Turn Exemption in November 2008. Despite this new bank policy and the

revocation, BNPP continued to process U.S. dollar transactions involving Iranian Controlled Company 1 through November 2012.

45.   In early 2010, the New York County District Attorney's Office and the U.S. Department of Justice jointly approached BNPP regarding its involvement in transactions with sanctioned entities. Despite agreeing to commence an internal investigation into its compliance with U.S. sanctions and cooperate fully with U.S. and New York authorities, BNPP continued to process these transactions on behalf of Iranian Controlled Company 1.

46.   Prior to December 2011, BNPP employees who were involved in the transactions may not have been fully aware of the extent to which Iranian Controlled Company 1 was controlled by, and effectively a front for, an Iranian entity. In December 2011, however, a U.K. Bank ("U.K. Bank 1") blocked a payment involving Iranian Controlled Company 1 and informed BNPP that it would no longer do business with Iranian Controlled Company 1 because of its ties to Iran – thus putting BNPP on notice, to the extent that it was not before, that transactions with Iranian Controlled Company 1 were impermissible. Moreover, in January 2012, a U.S. branch of a German bank ("German Bank 1") rejected a payment made by BNPP on Iranian Controlled Company 1's behalf because German Bank 1's research showed that Iranian Controlled Company 1 was "controlled from Iran." And in June 2012, a BNPP Paris compliance officer noted that Iranian Controlled Company 1 was sending payments from its account at BNPP Paris to its account at an Indian bank ("Indian Bank 1") with "known links to Iran." Nevertheless, despite these warnings – and despite claiming to be cooperating fully with the Government's investigation into sanctions violations – BNPP continued to process U.S. dollar transactions for Iranian Controlled Company 1 until November 2012.

47.   From December 2011, when U.K. Bank 1 blocked the payment involving Iranian Controlled Company 1 and in doing so put BNPP on notice of the impermissibility of the transactions, through November 2012, when the transactions ended, BNPP knowingly, intentionally and willfully processed a total of approximately $586.1 million in transactions with Iranian Controlled Company 1, in violation of U.S. sanctions against Iran.

48.   In addition to the transactions with Iranian Controlled Company 1, in 2009, BNPP knowingly, intentionally and willfully processed approximately $100.5 million in U.S. dollar payments involving an Iranian oil company following the revocation of the U-Turn Exemption, in violation of U.S. sanctions. The payments were in connection with six letters of credit issued by BNPP that financed Iranian petroleum and oil exports – and the payments were made even after compliance personnel at BNPP Paris alerted ECEP employees that the U.S. dollar payments associated with these letters of credit "are no longer allowed by American authorities."

Violations of the Cuban Sanctions

Overview

49.   From at least 2000 up through and including 2010, BNPP, through its Paris headquarters, conspired with numerous Cuban banks and entities as well as financial institutions outside of Cuba to provide U.S. dollar financing to Cuban entities in violation of the U.S. embargo against Cuba. During the course of its illicit conduct, BNPP processed thousands of U.S. dollar denominated financial transactions with Sanctioned Entities located in Cuba, with a total value in excess of $1.747 billion, including transactions involving a Cuban SDN with a value in excess of $300 million.

50.   BNPP carried out transactions with Cuban Sanctioned Entities and evaded the U.S. embargo principally through BNPP's participation in several U.S. dollar-denominated credit facilities designed to provide financing to various Cuban entities (the "Cuban Credit Facilities").

Similar to BNPP's means of circumventing the U.S. embargo against Sudan, BNPP employees directed that transactions involving Cuba omit references to Cuba in payment messages to prevent the transactions from being blocked when they entered the United States. On the occasions when payments were identified and blocked when they entered the United States, BNPP at times stripped them of any mention of Cuba and then resubmitted the payments through an unaffiliated U.S. bank without that bank's knowledge of the resubmittal. BNPP also employed a complicated "fronting" structure to disguise from U.S. banks the true nature of the transactions with Cuban parties, similar in some respects to BNPP's use of satellite banks to disguise the true nature of transactions with BNPP Geneva's Sudanese clients.

51. BNPP's efforts to evade the U.S. embargo against Cuba continued long after the illicit nature of the transactions was made clear to numerous compliance, legal and business personnel at BNPP Paris. Indeed, high-level business managers at BNPP Paris overruled explicit concerns from compliance personnel in order to allow the Cuban business to continue, valuing the bank's profits and business relationships over adherence to U.S. law.

BNPP's Methods of Evading U.S. Sanctions Against Cuba

52. Beginning at least as early as 2000 and continuing through 2010, BNPP participated in eight Cuban Credit Facilities that involved U.S. dollar clearing and that were not licensed by OFAC. The Cuban Credit Facilities were managed out of BNPP Paris, and each facility processed hundreds (and in some cases thousands) of U.S. dollar transactions in violation of U.S. sanctions. The purpose of the credit facilities was to provide financing for Cuban entities and for businesses seeking to do U.S. dollar business with Cuban entities. One such facility, for example, involved U.S. dollar loans to a Dutch company to finance the purchase of crude oil products destined to be refined in and sold to Cuba. Another credit facility involved U.S. dollar

loans for one of Cuba's largest state-owned commercial companies ("Cuban Corporation 1"), which was designated by OFAC as an SDN.

53.   The Cuban Credit Facilities were structured in highly complicated ways in order to conceal the involvement of the Cuban parties. In a April 2000 credit application for one of the Cuban Credit Facilities, for example, two BNPP Paris employees acknowledged the "[l]egal risk linked to the American embargo" and explained that the risk had been "resolved" through the use of a "fronting" structure that layered the U.S. dollar transactions using accounts at a different French bank ("French Bank 1") and concealed the involvement of Cuban entities. In a similar structure used for another Cuban Credit Facility, payments from a Cuban entity to BNPP Paris were not made directly but instead passed through several layers or steps. First, the payment from the Cuban entity would be made from its account at French Bank 1 to a BNPP Paris bank account at French Bank 1. As a book-to-book transfer – *i.e.*, a transfer from one account to another within the same financial institution – no U.S. dollar clearing would occur. Second, BNPP Paris would transfer the money from its account at French Bank 1 to a transit account held at BNPP Paris itself. This bank-to-bank transfer would result in U.S. dollar clearing, with the payment typically being transferred through BNPP NY or on occasion by U.S. Bank 1. In order to prevent BNPP NY's OFAC filters from blocking the transactions, BNPP Paris would make no mention of Cuba or the Cuban entities involved. Third, BNPP Paris would conduct a book-to-book transfer from its own BNPP Paris account to an account held by the Cuban entity at BNPP Paris. Although BNPP Paris would list its own transit account as the beneficiary of the transaction passing through the United States, most of these payments bypassed the transit account and were credited directly to the Cuban entity's account at BNPP Paris. In interviews with the Government, ECEP employees at BNPP Paris acknowledged that this complex structure

of payment transfers had no business purpose other than to conceal the connection to Cuba in the payments processed through the United States.

54.   For these fronting structures to work as intended – *i.e.*, to ensure that U.S. authorities and U.S.-based banks, including BNPP New York, did not learn of the Cuban involvement in the transactions – it was essential that the wire transfer messages that were transmitted through New York did not contain any reference to Cuba or a Cuban entity. Accordingly, BNPP agreed with Sanctioned Entities in Cuba, and with other banks involved in the credit facilities, not to mention the Sanctioned Entities' names in U.S. dollar transactions processed through the United States. Indeed, BNPP gave Cuban clients and other participants in the credit facilities careful instructions as to how to tailor payment messages to evade the U.S. embargo. For example, in January 2006, an ECEP employee at BNPP Paris wrote to two other ECEP employees in relation to one of the Cuban Credit Facilities: "I think we need to point out to [French Bank 1] that they should not mention CUBA in their transfer order." One of the ECEP employees responded: "[French Bank 1] knows very well that Cuba or any other Cuban theme must not be mentioned in the transfer orders and I reminded them about this over the phone this morning." The first ECEP employee then responded: "Even if [French Bank 1] 'knows very well,' I prefer for us to write this down each time we ask for a transfer concerning our Cuban transactions." Similarly, in an email exchange in 2007, a BNPP Paris employee counseled an employee of a Cuban Sanctioned Entity not to mention the name of a Cuban bank on a payment message, or else "these[] funds risk to be stopped by United State[s] further to the embargo." In response, the employee of the Cuban Sanctioned Entity stated that the entity would cancel the already-prepared wire instruction, and instead would execute the transaction "following your instructions."

55.   Despite BNPP's careful instructions as to how to tailor wire transfer messages without mentioning Cuba, in February 2006, three payments involving Cuban Credit Facility 1 were identified and blocked by banks in the United States because back office employees had inadvertently made reference to Cuban entities in the wire transfer messages. Two of the payments were blocked by BNPP New York and one was blocked by U.S. Bank 1.

56.   BNPP's handling of these blocked payments was indicative of the bank's cavalier – and criminal – approach to compliance with U.S. sanctions laws and regulations. Rather than use the blocking of these payments as an impetus to come into compliance with U.S. sanctions, BNPP decided to strip the wire messages of references to Cuban entities and resubmit them as a lump sum through U.S. Bank 1, in order to conceal from U.S. Bank 1 not only the Cuban involvement in the transactions, but also the fact that the resubmitted payment was comprised of a payment U.S. Bank 1 had already blocked. BNPP took these steps out of fear that if OFAC learned of the blocked payments, BNPP's entire history with the Cuban Credit Facilities could have been exposed and could have resulted in BNPP facing sanctions by U.S. authorities.

57.   Shortly after the payments were blocked but before they were resubmitted, in early March 2006, a senior attorney at BNPP Paris (the "Senior BNPP Paris Attorney") reached out to U.S. Law Firm 1 for advice on the blocked payments and explained: "My concern comes from the fact that we cannot rule out that we would have to explain to OFAC that this is part of a long standing facility with Cuban entities. Could that trigger a retroactive investigation of all prior payments so that OFAC would check that all payments cleared through the US dollar system relate to licensed transactions?" On March 6, 2006, U.S. Law Firm 1 responded with a memorandum that not only indicated that the transactions violated U.S. sanctions – regardless of whether they had been processed by BNPP New York or U.S. Bank 1 – but also stated: "The

risk of serious regulatory sanction . . . is such that BNP Paribas should consider discontinuing participation in any such U.S. dollar facility." An attorney at BNPP Paris who reported to the Senior BNPP Paris Attorney (the "Junior BNPP Paris Attorney") forwarded this memorandum to a compliance officer at CIB, only to be reprimanded by the Senior BNPP Paris Attorney, who insisted that "[i]t was a draft memo and should not have been distributed to just anyone. We now no longer have control over its status. Do not do anything more on this file without talking to me about it." The Junior BNPP Paris Attorney responded that the compliance officer would "delete the e-mail." The Senior BNPP Paris Attorney then wrote to U.S. Law Firm 1 and instructed it to "please suspend any further work on this file."

58. Almost immediately after the three blocked payments were stripped and resubmitted, BNPP decided to process the U.S. dollar transactions for this facility through U.S. Bank 1, instead of BNPP New York. A compliance officer at BNPP Paris, referring to the blocked transactions, explained in an internal email that "[t]o prevent this problem, and as a lesser evil, CIB Compliance advocates standardizing all this clearing to a bank other than BNPP NY (U.S. Bank 1, in this case)." BNPP Paris ultimately directed 188 payments for this facility, totaling approximately $37 million, to U.S. Bank 1 as its U.S. dollar clearer, without informing U.S. Bank 1 that the transactions involved Cuban Sanctioned Entities. BNPP made the same decision to process transactions through U.S. Bank 1 for several other U.S. dollar denominated Cuban Credit Facilities.

BNPP's Knowledge of Its Illicit Conduct

59. In the same way that BNPP employees involved in the transactions with Sudanese Sanctioned Entities claimed that they did not believe that U.S. sanctions laws applied or could be applied to foreign banks, several BNPP employees who were involved in or had knowledge of the Cuban Credit Facilities claimed in interviews with the Government and with outside counsel

for BNPP that they did not appreciate that U.S. sanctions law applied to transactions run out of BNPP Paris. Several of these employees further stated that, in their view, the instructions to omit references to Cuban entities from wire transfer messages were not intended to evade U.S. law, but rather were based on a non-criminal desire to have the transactions processed through the United States without incident, as they would otherwise likely be blocked even if they were ultimately permissible.

60.   To the extent that BNPP employees genuinely held this incorrect view of the reach of U.S. sanctions, by October 2004, BNPP and the individuals principally responsible for the Cuban Credit Facilities were on clear notice that U.S. sanctions did, in fact, apply to all U.S. dollar transactions involving Sanctioned Entities cleared in the United States, even if the transactions were directed from a non-U.S. bank such as BNPP Paris. As described above, in October 2004, BNPP received the 2004 Legal Opinion from U.S. Law Firm 1, which was disseminated widely among executives at BNPP Paris and within ECEP. The 2004 Legal Opinion explicitly stated that U.S. sanctions laws did, in fact, apply to all U.S. dollar transactions, including those initiated by foreign banks. Specifically, the opinion stated, with regard to the U.S. sanctions against Cuba, that, "U.S. dollar transactions of non-U.S. banking institutions with Cuban counterparties cleared inside the United States would be subject to the Cuba regulations and blocked . . . . [A]ny BNPP transaction with a Cuban counterparty cleared inside the United States by any bank . . . would fall within the scope of the Cuba sanctions." Thus, the opinion made perfectly clear that the Cuban Credit Facilities – which involved "U.S. dollar transactions of non-U.S. banking institutions with Cuban counterparties cleared inside the United States" – violated U.S. sanctions. Moreover, while the 2004 Legal Opinion left some ambiguity as to whether BNPP could face criminal liability if its transactions with Sanctioned

Entities were cleared through an unaffiliated financial institution, as opposed to BNPP New York, the Cuban Credit Facilities were cleared almost exclusively through BNPP New York. Indeed, from 2002 through 2010, more than 96% of the transactions related to the Cuban Credit Facilities were cleared through BNPP New York.

61.   Following the receipt of the 2004 Legal Opinion, BNPP Paris compliance, legal and business personnel acknowledged in numerous discussions that the Cuban Credit Facilities did not comply with the U.S. embargo against Cuba, or with BNPP's stated policy that it did not conduct U.S. dollar business with Cuba. A January 2005 e-mail from a BNPP New York compliance officer to a senior BNPP Paris compliance officer stated: "US OFAC laws state that a US entity cannot send or receive funds to/from Cuba. It does not matter that the traders are overseas . . . no USD denominated anything can be transacted with OFAC prohibited entities." In February 2005, BNPP's standardized instructions for the processing of payments related to Cuba stated: "COUNTRY SUBJECT TO A U.S. EMBARGO. The U.S. and foreign banks established on U.S. territory are notably required to proceed with the blocking of assets concerning countries or individuals under U.S. embargo. Any transfer in USD is subject to this regulation. One should thus take care not to proceed with such transactions."

62.   In December 2005, ABN AMRO Bank, N.V. ("ABN AMRO"), a Dutch bank, was fined by U.S. regulators for violations of U.S. sanctions laws. Specifically, ABN AMRO's branch in New York had processed non-transparent payment messages sent by ABN AMRO's global branch network for customers in sanctioned countries. On December 19, 2005, as a result of this conduct, ABN AMRO entered into a consent cease and desist order with regulators, including FRB-NY and DFS, and paid a combined civil monetary penalty of $80 million to the regulators, OFAC, and the Financial Crimes Enforcement Network.

63.   In January 2006, a compliance officer at BNPP Paris analyzed BNPP's

compliance with U.S. sanctions in light of the ABN AMRO settlement and wrote the following

to a group of senior BNPP Paris compliance and business personnel:

> Does ECEP run the risk of an allegation for circumventing the embargo? A practice does exist which consists in omitting the Beneficiaries'/Ordering party's contact information for USD transactions regarding clients from countries that are under U.S. embargo: Sudan, Cuba, Iran. This avoids putting BNPP NY in a position to uncover these transactions, to block them, and to submit reports to the regulator. This monitoring is practiced especially by the Operational Center in Paris, but it also exists in other centers. However, the fact that SWIFT messages are not referencing the final Beneficiary or the Initiating Party for the movement of funds does not protect the bank totally, because the investigative capacities of U.S. banks . . . are more and more sophisticated. . . . *Concerning Cuba – It is true that we are not completely in line with the text of the U.S. regulations.*

(Emphasis added). Also in January 2006, an ECEP employee at BNPP Paris asked a compliance

officer at BNPP Paris, "when we lend money to the Cubans, the loans are generally made out in

Dollars, except in a few exceptional cases. Could we be reprimanded, and if so, based on what?"

The compliance officer responded to the ECEP employee and several other senior ECEP

employees at BNPP Paris with a clear warning:

> These processing transactions obliges us to obscure information regarding the USD (BNPP NY) Clearer, and it is a position which BNPP is not comfortable with, and which, of course, offers a risk to its image and, potentially, a risk for reprisals from US authorities if this behavior was discovered, even if such could not occur directly . . . . In a way, a risk which we thought was non-existent is becoming a little less so.

64.   In May 2006, the executive at BNPP New York responsible for ethics and

compliance expressed his concern about the use of cover payments to conceal the involvement of

Sanctioned Entities in transactions processed by BNPP New York. In response, a CIB Paris

compliance officer wrote an e-mail to several senior BNPP Paris compliance officers that stated:

> If [the New York head of ethics and compliance] only offers the choice between abandoning the [cover payment] for movements in favor of clientele or promising BNPP NY we do not wire transfer in USD concerning Cuba, Iran, Sudan or Syria, I only see the solution of going through another bank than BNPP NY for all

transactions to these destinations. The other, less gratifying alternatives are to stop working in USD in these zones or to disguise the reality with the no win situation between telling stories to BNPP NY or to [U.S. Bank 1].

65.   In January 2007, a compliance officer at BNPP Paris sent a memo to the head of compliance at BNPP Paris entitled "Respect of Cuban Embargo," that noted that BNPP had been bypassing the U.S. embargo against Cuba to the extent that the bank was holding U.S. dollar accounts with Cuban banks and permitting Cuban entities to borrow in U.S. dollars. The compliance officer concluded that "[t]otal transparency is not currently possible" with respect to Cuba because Cuban Credit Facilities still remained U.S. dollar denominated, and "[c]hanging the payment currency during the process with a pool of participants would be long and costly."

BNPP's Decision To Continue the Credit Facilities Regardless of U.S. Sanctions

66.   Beginning in late 2006, compliance personnel at BNPP Paris sought to convince employees in the ECEP business line to convert the U.S. dollar Cuban Credit Facilities to Euros or another currency. Despite these efforts, certain of the Cuban Credit Facilities remained denominated in U.S. dollars for several more years, and U.S. dollar transactions in one Cuban Credit Facility continued routinely into 2010. Senior employees at BNPP Paris, including the Global Head of ECEP, allowed these credit facilities to remain in U.S. dollars, despite the fact that they violated U.S. law, due to BNPP's longstanding relationships with Cuban entities and the perceived cost to BNPP of converting the facilities into Euros. In May 2007, a compliance officer at BNPP Paris sent a memo to senior BNPP Paris compliance and ECEP personnel entitled "Compliance with the Cuba embargo." The memo addressed the fact that while several of the Cuban Credit Facilities had been successfully converted to Euros, one credit facility, involving hundreds of millions of dollars, remained denominated in U.S. dollars. The memo laid out two solutions for dealing with that facility: (1) "[s]et this facility aside from the official inventory with regard to the US so long as it cannot be converted into Euros or another

currency;" or (2) "[i]f Group Compliance needs to be totally transparent with regard to the US authorities, the facility currency will have to be modified. . . . [T]his option would trigger off an onerous process of negotiations with the banks and the borrowers, and ECEP will not have total control over the outcome: our decision to be OFAC compliant is a minor concern for the other parties." The memo concluded that "[g]iven its marginal character, we suggest that this facility should be kept silent, it is totally discreet and is reimbursed via internal wire transfers." The memo included a handwritten note on top of the first page indicating a decision was made by the Head of Compliance on June 7, 2007 in which he selected "option B," which noted that if the Cuban transactions were to be totally transparent "the facility currency will have to be modified."

67. By 2008, compliance officers at BNPP increasingly expressed frustration with ECEP's failure to convert the remaining Cuban Credit Facility to Euros or another non-U.S. dollar currency in order to comply with U.S. sanctions. On February 11, 2008, BNPP implemented a policy that prohibited all new business with Cuba. Despite this policy, two Cuban facilities remained U.S. dollar denominated after May 2008.

68. In September 2008, a compliance officer at BNPP Paris wrote to several senior compliance officers at BNPP: "[The Cuban Credit Facility], for which we have for two years now been putting pressure on ECEP to have the USD reference abandoned, is more or less at a dead-end, and we know it will be impossible to modify without giving up something in exchange. . . . [T]he subsistence of [the Cuban Credit Facility] in USD [] prevents [BNPP's] situation on Cuba from being totally 'compliant.'"

69. Despite the pressure from compliance personnel to convert the remaining Cuban Credit Facility into Euros, BNPP continued to receive U.S. dollar payments related to the facility

until early 2010. The choice by ECEP to continue violating U.S. sanctions laws with regard to this facility was due in part to BNPP's desire to continue to do business in Cuba. In a December 2009 internal memorandum, an ECEP employee at BNPP Paris wrote that one of the Cuban companies involved in the remaining credit facility was "a historic client of BNPP Paribas and a major player in the Cuban economy . . . [and] a strategic customer with whom we intend to arrange new financing secured by offshore flows."

70.   As a result of BNPP's desire to conduct U.S. dollar business with Cuban Sanctioned Entities, from October 2004 – when the 2004 Legal Opinion was disseminated throughout BNPP Paris – until BNPP's final U.S. dollar transactions with Cuban entities in early 2010, BNPP knowingly, intentionally and willfully processed illicit U.S. dollar transactions involving Cuba with a total of value of approximately $1.747 billion.

BNPP's Failure To Timely Provide Relevant Information to the Government

71.   BNPP was on notice of law enforcement concerns regarding its potential sanctions violative conduct in as early as December 2009, when it was contacted by the New York County District Attorney's Office. In a subsequent meeting, in early 2010 between BNPP and the U.S. Department of Justice and the New York County District Attorney's Office, BNPP agreed to conduct an internal investigation into business conducted with countries subject to U.S. sanctions at a number of its subsidiaries and branches and covering the time period January 1, 2002 through December 31, 2009, including in Paris, London, Milan, Rome and Geneva. The review was expanded after BNPP discovered instances in which its illicit conduct continued past the original agreed-upon review period.

72.   Despite receiving legal opinions in 2006 that identified potential sanctions-violative conduct, receiving notice of the same from law enforcement in late 2009, and beginning its internal investigation in early 2010, BNPP failed to provide the Government with meaningful

materials from BNPP Geneva until May 2013, and the materials were heavily redacted due to bank secrecy laws in Switzerland. BNPP's delay in producing these materials significantly impacted the Government's ability to bring charges against responsible individuals, Sudanese Sanctioned Entities, and the satellite banks.

73.   Furthermore, in 2006, a BNPP whistleblower in London raised concerns internally about a U.S. citizen who served as a BNPP executive and was facilitating transactions with the government of Iran, in direct contravention of IEEPA. This illegal conduct stopped in April 2006. BNPP did not disclose any information to the Government about the whistleblower or the executive until December 2011, almost two years after BNPP began its internal investigation and eight months after the statute of limitations against this individual expired.

74.   In other respects, BNPP has provided substantial cooperation to the Government by conducting an extensive transaction review; identifying potentially violative transactions; responding to numerous inquiries and multiple requests for information; providing voluminous relevant records from foreign jurisdictions; signing tolling agreements with the Government and agreeing to extend such tolling agreements on multiple occasions; conducting interviews with dozens of current and former employees in Paris, London, New York, Geneva, Rome and Milan; and working with the Government to obtain assistance via a Mutual Legal Assistance Treaty ("MLAT") with France, among other things. BNPP also has now taken several corrective measures to enhance its sanctions compliance.

Dated: New York, New York
　　　　June _____, 2014

PREET BHARARA   LESLIE CALDWELL
United States Attorney   Assistant Attorney General
                                             Criminal Division

                                             JAIKUMAR RAMASWAMY
                                             Chief, Asset Forfeiture and Money
                                             Laundering Section

By: _____   By: _____
　　Andrew D. Goldstein   Craig Timm
　　Martin S. Bell   Jennifer E. Ambuehl
　　Christine I. Magdo   Trial Attorneys
　　Micah W. J. Smith   Asset Forfeiture and Money Laundering
　　Assistant United States Attorneys   Section, Criminal Division
　　(212) 637-2200   (202) 514-1263

AGREED AND CONSENTED TO:

After consulting with its attorney and pursuant to the plea agreement entered into this day between the defendant, BNPP, and the United States, I, the designated corporate representative authorized by the Board of Directors of BNPP, hereby stipulate that the above Statement of Facts is true and accurate, and that had the matter proceeded to trial, the United States would have proved the same beyond a reasonable doubt.

BNP Paribas S.A.	DATE
by _____	

APPROVED:

We are counsel for BNPP in this case. We have carefully reviewed the above Statement of Facts with the Board of Directors of BNPP. To our knowledge, the Board of Directors' decision to stipulate to these facts is an informed and voluntary one.

Karen Patton Seymour, Esq.	DATE
Sullivan & Cromwell LLP	
Attorneys for BNP Paribas S.A.	